Exhibit 99.1

Cawley, Gillespie & Associates, Inc.

petroleum consultants

13640 BRIARWICK DRIVE, SUITE 100	306 WEST SEVENTH STREET, SUITE 302	1000 LOUISIANA STREET, SUITE 625
AUSTIN, TEXAS 78729-1107	FORT WORTH, TEXAS 76102-4987	HOUSTON, TEXAS 77002-5008
512-249-7000	817- 336-2461	713-651-9944
www.cgaus.com

January 25, 2016

EV Energy Partners, L.P.

1001 Fannin Street, Suite 800

Houston, Texas 77002

Re:	Evaluation Summary
EV Energy Partners, L.P. Interests
Total Proved Reserves
As of December 31, 2015

Pursuant to the Guidelines of the
Securities and Exchange Commission for
Reporting Corporate Reserves and
Future Net Revenue

Ladies and Gentlemen:

As requested, this report was completed on January 25, 2016 for EV Energy Partners, L.P. (“EVEP”) for the purpose of public disclosure by EVEP in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations. We evaluated approximately 88% of EVEP reserves, which are made up of oil and gas properties in various fields throughout the central, southern and eastern United States. This report, with an effective date of December 31, 2015, was prepared using constant prices and costs and conforms to the guidelines of the Securities and Exchange Commission (SEC). The results of this evaluation are presented in the accompanying tabulations, with a composite summary of the values presented below:

		Proved	Proved
		Developed	Developed	Proved	Proved	Total
		Producing	Non-Producing	Developed	Undeveloped	Proved

Net Reserves
Oil	- Mbbl	11,246.3	266.4	11,512.8	5,660.2	17,173.0
Gas	- MMcf	537,019.6	20,335.4	557,354.9	98,457.6	655,812.6
NGL	- Mbbl	28,007.1	964.6	28,971.7	6,203.4	35,175.0
Revenue
Oil	- M$	521,577.8	11,677.0	533,254.8	275,154.6	808,409.5
Gas	- M$	1,221,512.3	42,485.7	1,263,998.0	211,867.4	1,475,865.5
NGL	- M$	448,474.8	18,545.3	467,020.1	93,670.7	560,690.8
Net Profits	- M$	1.3	0.0	1.3	0.0	1.3
Severance Taxes	- M$	134,655.1	7,899.8	142,554.9	19,209.8	161,764.8
Ad Valorem Taxes	- M$	48,703.8	1,732.5	50,436.2	10,032.7	60,468.9
Operating Expenses	- M$	553,166.9	11,806.1	564,973.0	44,322.7	609,295.9
Misc. Expenses 1	- M$	9,544.3	0.0	9,544.3	0.0	9,544.3
Misc. Expenses 2	- M$	75.9	0.0	75.9	0.0	75.9
Other Deductions	- M$	539,626.4	11,819.6	551,446.0	95,832.4	647,278.3
Investments	- M$	61,102.3	12,109.9	73,212.2	206,410.6	279,622.8
Net Cash Flows	- M$	844,689.1	27,340.1	872,029.2	204,884.5	1,076,913.8
Discounted @ 10% (Present Worth)	- M$	430,074.3	9,647.5	439,721.7	26,960.1	466,681.8

EV Energy Partners, L.P. January 25, 2016 Page 2

Future revenue is prior to deducting state production taxes and ad valorem taxes. Future net cash flow is after deducting these taxes, future capital costs and operating expenses, but before consideration of federal income taxes. In accordance with SEC guidelines, the future net cash flow has been discounted at an annual rate of ten percent to determine its “present worth”. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

The oil reserves include oil and condensate. Oil volumes are expressed in barrels (42 U.S. gallons). Gas volumes are expressed in thousands of standard cubic feet (Mcf) at contract temperature and pressure base.

Our estimates are for proved reserves only and do not include any probable or possible reserves nor have any values been attributed to interest in acreage beyond the location for which undeveloped reserves have been estimated. The Proved Developed category is the summation of the Proved Developed Producing and Proved Developed Non-Producing estimates.

Presentation

This report is divided into five main reserve category sections: Total Proved (“TP”), Proved Developed (“PD”), Proved Developed Producing (“PDP”), Proved Developed Non-Producing (“PDNP”) and Proved Undeveloped (“PUD”). Within each reserve category section are grand total Table I summaries for each of the main property areas and the entire reserve category. Each Table I presents composite reserve estimates and economic forecasts for the particular group of properties. Following each Table I in the TP section are Summary Plots, which are composite rate-time history-forecast curves for the corresponding group of properties. Table II “oneline” summaries are provided within the PDP, PDNP and PUD sections. The oneline summaries present estimates of ultimate recovery, gross and net reserves, ownership, revenue, expenses, investments, net income and discounted cash flow for the individual properties that make up the reserve category. The data presented in each Table I is explained in page 1 of the Appendix.

Hydrocarbon Pricing

The base oil and gas prices calculated for December 31, 2015 were $50.28 per barrel and $2.587 per MMBTU, respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The base oil price is based upon WTI-Cushing spot prices (Bloomberg) during 2015 and the base gas price is based upon Henry Hub spot prices (Platt’s Gas Daily) during 2015.

The base prices were adjusted for differentials on a per-property basis, which may include local basis differentials, transportation, gas shrinkage, gas heating value (BTU content) and/or crude quality and gravity corrections. After these adjustments, the net realized prices over the life of the proved properties was estimated to be $47.074 per barrel for oil, $2.250 per MCF for gas and $15.940 per barrel for natural gas liquids. All economic factors were held constant in accordance with SEC guidelines, except for certain properties with contractual agreements as specified by EVEP.

Economic Parameters

Ownership was accepted as furnished and has not been independently confirmed. Oil and gas price differentials, gas shrinkage, ad valorem taxes, severance taxes, lease operating expenses and investments were calculated and prepared by EVEP and were thoroughly reviewed by us for accuracy and completeness. Lease operating expenses were calculated based on historical lease operating statements. All economic parameters, including lease operating expenses and investments, were held constant (not escalated) throughout the life of these properties, except for certain properties with contractual agreements as specified by EVEP.

EV Energy Partners, L.P. January 25, 2016 Page 3

SEC Conformance and Regulations

The reserve classifications and the economic considerations used herein conform to the criteria of the SEC as defined in pages 3 and 4 of the Appendix. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein. EVEP’s operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include matters relating to land tenure, drilling, production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax and are subject to change from time to time.  Such changes in governmental regulations and policies may cause volumes of reserves actually recovered and amounts of income actually received to differ significantly from the estimated quantities.

This evaluation includes 267 proved undeveloped locations, with the bulk of the projected value from 132 locations in the Barnett Shale region (Texas), 67 locations in the Austin Chalk region (Texas), 49 locations in Range Appalachia region (Ohio) and 19 locations in the Mid-Continent region (Texas & Oklahoma). Each of these drilling locations proposed as part of EVEP’s development plans conforms to the proved undeveloped standards as set forth by the SEC. In our opinion, EVEP has indicated they have every intent to complete this development plan as scheduled. Furthermore, EVEP has demonstrated that they have the proper company staffing, financial backing and prior development success to ensure the development plan will be fully executed. Reserves in the Austin Chalk region that are not scheduled to be developed within five years are delayed because of existing production through the vertical wellbores. Horizontal development through the utilization of those wellbores is scheduled to occur within the economic productive life of the vertical wells, or within a reasonable timeframe of the projected production economic limit. Nineteen (19) of the PUDs in the report are duplicate cases with different working interests, and therefore have not been counted in the numbers described above.

Reserve Estimation Methods

The methods employed in estimating reserves are described in page 2 of the Appendix. Reserves for proved developed producing wells were estimated using production performance methods for the vast majority of properties. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to offset production, both of which are considered to provide a relatively high degree of accuracy.

Non-producing reserve estimates, for both developed and undeveloped properties, were forecast using either volumetric or analogy methods, or a combination of both. These methods provide a relatively high degree of accuracy for predicting proved developed non-producing and proved undeveloped reserves for EVEP properties, due to the mature nature of their properties targeted for development and an abundance of subsurface control data. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report.

General Discussion

The estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. To some extent information from public records has been used to check and/or supplement these data. The basic engineering and geological data were subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. All estimates represent our best judgment based on the data available at the time of preparation. Reserves estimates will generally be revised as additional geologic or engineering data become available or as economic conditions change.  Moreover, estimates of reserves may increase or decrease as a result of future operations, effects of regulation by governmental agencies or geopolitical or economic risks.  As a result, the estimates of oil and gas reserves have an intrinsic uncertainty.  The reserves included in this report are therefore estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom, and the actual costs related thereto, could be more or less than the estimated amounts.

EV Energy Partners, L.P. January 25, 2016 Page 4

An on-site field inspection of the properties has not been performed. The mechanical operation or condition of the wells and their related facilities have not been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging and the salvage value of equipment at abandonment have been included on commercial proved wells at the end of the economic life of the cases in the SEC pricing evaluation. The cost of plugging and salvage value of equipment at abandonment have not been included elsewhere herein.

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 50 years. This evaluation was supervised by W. Todd Brooker, Senior Vice President at Cawley, Gillespie & Associates, Inc. and a State of Texas Licensed Professional Engineer (License #83462). We do not own an interest in the properties or EV Energy Partners, L.P. and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

Yours very truly,

CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm F-693

W. Todd Brooker, P. E.
Senior Vice President